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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25

Commission  File  Number:  0-12132

     Notification  of  Late  Filing

(Check  One):

[X]  Form  10-KSB  [  ]  Form 20-F [ ] Form 11-K [  ] Form 10-QSB [ ] Form N-SAR

For  Period  Ended:     NOVEMBER  30,  2001

     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR

   For  the  Transition  Period  Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information
                         -------------------------------

                            SILVERADO GOLD MINES LTD.
                            -------------------------
                             Full Name of Registrant

                                 NOT APPLICABLE
                                 --------------
                            Former Name if Applicable

                       Suite 505, 1111 West Georgia Street
                       -----------------------------------
            Address of Principal Executive Office (Street and Number)

                   Vancouver, British Columbia, Canada V6E 4M3
                   -------------------------------------------
                            City, State and Zip Code




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                        Part II - Rules 12b-25(b) and (c)
                        ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  The  accountant's  statement  or  other  exhibit  required by Rule
12b-25(c)  has  been  attached  if  applicable.


                              Part III - Narrative
                              --------------------

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.


The recent change in the Company's auditors and the inability of management to obtain the necessary business information required to complete the Company's audited financial statements has caused delay in completion of the Company's financial statements and the delivery of the report of the independent accountants relating to the Company's financial statements for the fiscal year ended November 30, 2001. As a result of this delay, the Company is unable to file its annual report on Form 10-KSB within the prescribed time period without unreasonable effort or expense.


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                           Part IV - Other Information
                           ---------------------------

(1) Name and telephone number of person to contract in regard to this notification.


     Michael  Cane           702               312-6255
     -------------       ------------     -------------------
     (Name)              (Area  Code)     (Telephone  Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SILVERADO GOLD MINES LTD.
                            -------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February  28,  2002          By:     /s/  Garry  L.  Anselmo
                                       ------------------------------
                                       GARRY  L.  ANSELMO
                                       Director  and  President
                                       Chief  Executive  Officer
                                       (Principal  Executive  Officer)
                                       Chief  Financial  Officer
                                       (Principal  Financial  Officer)



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